Sinclair Broadcast Group, Inc.

10706 Beaver Dam Road

Hunt Valley, Maryland 21030

October 12, 2010

Via EDGAR and Facsimile

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Sinclair Broadcast Group, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed March 5, 2010
File No. 000-26076

Dear Mr. Spirgel:

This letter sets forth the response of Sinclair Broadcast Group, Inc. (the “Company”) to the Staff’s comment letter dated September 21, 2010 relating to Sinclair’s Form 10-K.  For ease of review, we have set forth the comment of your letter and our response thereto.

Form 10-K for the Year Ended December 31, 2009

I. Nature of operations and summary of significant accounting policies

Local Marketing Agreements and Outsourcing Agreements, page F-1

Variable Interest Entities, page F-11

1.     We have reviewed your response to prior comment number three and have the following questions:

•      For WNAB, KFXA and Cunningham stations, per the outsourcing and LMA agreements, who is the actual programmer per the agreement (i.e. which party currently determines the programming for those stations)?

Response

WNAB and KFXA:

For WNAB and KFXA, the license owner is the programmer of the station.

Cunningham:

For Cunningham, Sinclair is the programmer of the station.

•      In your response you have indicated that the licensee (WNAB, KFXA and Cunningham) retains exclusive authority, power and control over station’s programming.  Can the licensee unilaterally make programming decisions (i.e. changes in format) that could ultimately affect the revenues for Sinclair (i.e. changes in programming that would negatively impact advertising revenues), or does the licensee need approval from Sinclair before it makes any changes to programming?  If the former is true, explain how Sinclair still has power to direct the activities that most significantly impact the station’s economic performance?

Response

Cunningham:

Sinclair has been engaged for many years under Program Services Agreements (PSAs) to provide a number of services to the Cunningham stations, including an explicit obligation to program the Cunningham stations.  Pursuant to the PSAs, Sinclair is required to provide all of the programming (other than two hours per week reserved to the licensee), to negotiate the cost of the programming, to pay for the programming, to determine what programming to air and when, to receive the programming, to place the programming in the queue and ready it for airing, to monitor the programming while it airs and to promote and market the programming.  Due to Sinclair’s large portfolio of owned and operated stations, influence in the market and professional expertise, Sinclair purchases programming for the licensee at discounts the licensee would not likely be able to receive.  Although the licensee does have the right to make programming decisions that could ultimately affect the revenues for Sinclair and the licensee does not need approval from Sinclair before it makes changes to programming, this right is limited to instances where they believe the programming provided by Sinclair is unsuitable, contrary to the public interest or if the licensee has programming they believe to be of greater local or national interest to the market audience.  These rights are required in order to comply with law and the rules and regulations of the Federal Communications Commission (FCC).

In addition to making programming decisions for the Cunningham stations, Sinclair is responsible for selling and pricing all commercial spots aired during programming.  Sinclair is also responsible for all business office and other back office administrative functions and provides these activities at a cost that Sinclair believes could not be attained by the licensee due to Sinclair’s centralized support systems and procurement power.  It takes approximately 40 employees to run a typical station of which the licensee provides two.  Sinclair and the licensee must agree on the Cunningham stations’ budgeted costs and Sinclair is responsible for paying for all operating expenses and capital equipment.  Although the licensee shares in the positive cash flows generated by the Cunningham stations, the licensee does not share in any losses.

KFXA & WNAB:

KFXA and WNAB are not material to Sinclair’s December 31, 2009 financial statements.  As a point of reference, KFXA and WNAB each represented less than 1% of Sinclair’s total assets and liabilities.

The licensee makes all programming decisions and as a result can make programming decisions that could ultimately affect the revenues for Sinclair and the licensee does not need approval from Sinclair before it makes programming decisions or makes changes to programming since the licensee is ultimately responsible for selecting the programming and when to air the programming.  However, pursuant to the outsourcing agreement, Sinclair provides programming consultation services to the licensee.  These services include at the request of licensee, advisement with regards to programming selection, scheduling and programming price negotiation (which based on Sinclair’s large portfolio of owned and operated stations, influence in the market and professional expertise, allows the licensee to purchase programming for the licensee at discounts the licensee would otherwise not likely be able to receive).  The agreements reached with the licensees of KFXA and WNAB were different than the PSAs with Cunningham due to a change in the FCC regulations which in certain circumstances limited the ability of the owner of a television station to provide programming to another television station located in the same market.

Although Sinclair’s involvement in the programming is limited to providing consultation services, which the licensee may accept or reject in its sole discretion, Sinclair provides significant functions to the station.  Most significantly, Sinclair is responsible for selling and pricing all commercial spots aired during programming, which is the chief revenue source for both KFXA and WNAB.  In addition, Sinclair is responsible for the monitoring, maintenance, repair and replacement of the licensee’s equipment and facilities and for all business office and other back office administrative functions and provides these activities at a cost that Sinclair believes could not be attained by the licensee due to Sinclair’s centralized support systems and procurement power.  It takes approximately 40 employees, of which two are provided by the licensee, to run a typical station without consideration for the production of news programming.

Moreover, even though Sinclair does not program KFXA and WNAB, pursuant to the outsourcing agreement, Sinclair reimburses the licensee for the cost of the programming, promotes and markets the programming, receives the programming, places the programming in the queue and monitors the programming.  Sinclair also provides all news programming to KFXA through an agreement with the licensee that can only be terminated by the licensee for cause.

Pursuant to the WNAB outsourcing agreement, the licensee is required to consult with Sinclair on the licensee’s operating budget.  Sinclair’s significant influence over the economic activities of the station can further be demonstrated through the impact Sinclair has had on WNAB, a station Sinclair believes operating on its own was a “failing station” as defined by the FCC.  Sinclair filed a “failing station” waiver for WNAB with the FCC due to WNAB’s low audience share and financial struggles.

Although the licensee shares in the positive cash flows generated by KFXA and WNAB, the licensee does not share in any losses.  Further, the structure of the outsourcing agreements results in Sinclair having a much greater magnitude of economic gain than that of the licensee.

•      In your response you have indicated that Sinclair had previously acquired all of the non-license assets of both WNAB and KFXA.  Can you tell us what these assets consist of, and are these assets in the same legal entity as the licenses for these stations?

Response

WNAB:

The non-license assets of WNAB acquired by Sinclair are in a separate legal entity and consist of the following:

•      An option to purchase the FCC license of WNAB,

•      Tangible personal property excluding the transmitter equipment but including machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, inventory, spare parts and other tangible personal property used or held for the conduct of the business or operation of the station,

•      Real property interests including lease agreements,

•      Licenses excluding the FCC license but including all governmental licenses, permits, construction permits and other authorizations issued by the Federal Aviation Administration or any other federal, state, or local governmental authorities (other than the FCC) used in connection with the conduct of the business or operations of the station,

•      Assumed contracts excluding programming contracts but including advertising consulting contracts, media measurement and reporting agency contracts and other service contracts/agreements with various third parties,

•      Intellectual property including all copyrights, trademarks, trade names, service marks, service names, non-governmental licenses, patents, website URLs, permits, jingles, proprietary information, technical information and data, machinery and equipment warranties, and other similar intangible property rights and interests used in the business and operations of the station,

•      All proprietary information, technical information and data, machinery and equipment warranties, maps, computer discs and tapes, passwords, plans, diagrams, blueprints, and schematics related to the business and operation of the station, but excluding filings with the FCC, and

•      All books and records relating to the business or operations of the station, including the assumed contracts, excluding those required to be kept at the station by the FCC.

KFXA:

The non-license assets of KFXA acquired by Sinclair are in a separate legal entity and consist of the following:

•      An option to purchase the FCC license of KFXA,

•      Tangible personal property excluding the transmitter equipment but including land, land improvements and buildings used for the transmitter equipment, machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, inventory, spare parts and other tangible personal property used or held for the conduct of the business or operation of the station,

•      Real property interests including lease agreements,

•      Assumed contracts including sports broadcast rights agreements,

•      Authorizations excluding those for FCC licenses but including licenses, permits and other authorizations issued by other federal, state or local government authorities used in connection with the conduct of the business or operations of the station,

•      Intangible property, including all copyrights, trademarks, trade names, service marks, service names, licenses, patents, permits, jingles, proprietary information, technical information and data, machinery and equipment warranties, trade secrets and other similar property rights and interests used in the business and operation of the station,

•      All proprietary information, technical information and data, machinery and equipment warranties, maps, computer discs and tapes, plans, diagrams, blueprints, and schematics related to the business and operation of the station, but excluding filings with the FCC, and

•      All books and records relating to the business or operations of the station, excluding those required to be kept at the station by the FCC.

•      For the Cunningham stations can you provide further information on the purchase and put options:

•      Exercise date for the options, including if the options can only be exercised on that date or anytime before

•      Exercise price for the options

•      Are the exercise of the options contingent upon FCC approval (it would appear so, please clarify)

Response

Sinclair has an option to purchase the FCC licenses and certain other assets used to operate the stations or to acquire the underlying equity of Cunningham.  These options can be exercised at any time, subject to FCC consent, up to the expiration date of the purchase agreements, July 1, 2016.  The purchase agreements have an option to be extended for three additional 5-year terms.  These automatic extensions can be terminated without reason by Sinclair.  The initial purchase price for the assets or shares of Cunningham is $78.5 million.  The price increases annually by 6% for the first three years of the agreement.  Sinclair is obligated to make quarterly pre-payments of a portion of the purchase option amount through July 1, 2012, which will effectively reduce the purchase price by the amount of these prepayments at the time the purchase option is exercised.

The Cunningham shareholders have a put option, whereby, they can put their equity interest to Sinclair or require Sinclair to buy the license assets and certain other assets used to operate the stations.  These options can only be exercised upon the termination of the purchase agreements by Sinclair and are also subject to FCC consent.  The purchase price for the put option of the assets or shares is the lesser of 1) the purchase price including the adjustments for prepayments and annual increases as described above or 2) the fair market value of the assets or shares as determined by an appraisal.

•      For WNAB, KFXA and Cunningham stations, who is responsible for liabilities that may arise from the broadcast of the programs on the stations, for example liabilities for indecency, libel, slander, infringement of trademarks, trade names, or program titles, or any other violation of

FCC rules?  Do the various agreements protect either Sinclair or the licensee with respect to potential liabilities?

Response

WNAB, KFXA and Cunningham:

Under the outsourcing agreements and PSAs, the licensee indemnifies Sinclair against any liabilities that may arise due to any indecency, libel, slander, infringement of trademarks, trade names, or program titles, or any other violation of FCC rules with regards to the programming or commercial material provided by the licensee to Sinclair for broadcast on the station.  Furthermore, Sinclair indemnifies the licensee for the same liabilities with regards to the programming or commercial material provided by Sinclair and broadcast on the station.

As requested by the Staff of the Commission, Sinclair is providing the following acknowledgements:

•      Sinclair is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      Sinclair may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matter discussed in this letter please call the undersigned at (410) 568-1686.

Thank you for your consideration in these matters.

Very truly yours,

/s/ David R. Bochenek

David R. Bochenek
Vice President and Chief
Accounting Officer

cc:	Michael Henderson, Staff Accountant
Ivette Leon, Assistant Chief Accountant
Reid Hooper, Attorney-Advisor
Paul Fischer, Attorney-Advisor